

Mail Stop 3561

June 30, 2008

Mr. Wenxia Guo
President and Chief Executive Officer
Worldwide Biotech and Pharmaceutical Company
4 Fenghui South Road, Jie Zuo Mansion, 15th Floor, A10-11501
Xi'an, Shaanxi, P.R. China 710075

> **Re:** **Worldwide Biotech and Pharmaceutical Company**
> **Item 4.01 Form 8-K**
> **Filed June 27, 2008**
> **File No. 001-06914**

Dear Mr. Guo:

     We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K filed June 27, 2008</u>

1. We note that Li & Company only reported on your financial statements for the most recent fiscal year. Please disclose that fact in paragraph (b). See Item 304(a)(1)(ii) of Regulation S-K.

2. Please revise your disclosure in paragraph (2) to state the period during which you had no consultation with your new independent accountant. This period should include the most recent two fiscal years and the subsequent interim period preceding the engagement of Parker Randall CF (H.K.) CPA Limited on June 13, 2008. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

3. The audit firm Parker Randall CF CPA Ltd is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supercede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of Parker Randall CF CPA Ltd until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to complete this process, Parker Randall CF CPA Ltd should inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5930). Please advise us of Parker Randall CF CPA Ltd's plans to complete this process and the results of any discussions between the firm and the Office of the Chief Accountant.

4. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant